EXHIBIT (a)(11)



         FOR IMMEDIATE RELEASE                                 May 15, 1998


ARCO TAKES STEPS TO ASSURE SAFETY OF ALL ITS EMPLOYEES IN
INDONESIA;  TEMPORARY EVACUATION OF EXPATRIATE PERSONNEL AND
FAMILIES FROM JAKARTA IS COMPLETED

     LOS ANGELES -- To assure the safety of all its personnel in Indonesia, ARCO (NYSE: ARC) has temporarily closed its offices in Jakarta and completed the evacuation of the majority of its expatriate employees and their families from Jakarta.

     ARCO's Jakarta office will remain closed until the safety of all of ARCO's employees can be assured.

     ARCO's oil and gas production operations in Indonesia remain unaffected. ARCO is a major oil and gas producer from platforms offshore Java and Bali. A contingent of ARCO executives headed by ARCO Indonesia, Inc. president Leon Codron remains in Jakarta to coordinate the company's ongoing activities.

     ARCO has been an oil and gas producer in Indonesia for almost 30 years and intends to remain a major participant in Indonesia's energy future, a spokesman said. ARCO said it looks forward to an early return of its expatriate personnel to Jakarta.

ARCO said that its recently announced tender offer for all outstanding shares of Union Texas Petroleum common stock remains in effect subject to terms and conditions set forth in the tender offer.

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For information, contact: Albert Greenstein (213) 486-3384. For a menu of
ARCO's news releases or to retrieve a specific release, visit our Web site at http://www.arco.com on the Internet.